EXHIBIT 21.1
List of Subsidiaries of Extraction Oil & Gas, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
7N, LLC	Delaware
8 North, LLC	Delaware
Bison Exploration, LLC	Delaware
Elevation Midstream, LLC	Delaware
Extraction Finance Corp.	Delaware
Mountaintop Minerals, LLC	Delaware
Table Mountain Resources, LLC	Delaware
XOG Services, Inc.	Colorado
XOG Services, LLC	Delaware
XTR Midstream, LLC	Delaware